SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. )*

                  NATIONAL HOUSING PARTNERSHIP REALTY FUND I
                              (Name of Issuer)

                   UNITS OF LIMITED PARTNERSHIP INTEREST
                      (Title of Class and Securities)

                                    NONE
                               (CUSIP Number)

Harry G. Alcock                     Copy to:
AIMCO Properties, L.P.              Thomas C. Janson, Jr.
1873 South Bellaire Street          Skadden, Arps et al.
17th Floor                          300 South Grand Avene
Denver, Colorado 80222              Los Angeles, California 90071
(303) 757-8101                      (213) 687-5000
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                May 8, 1998
           (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

-------------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  None                   13D

------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      AIMCO Properties, L.P.
      I.R.S. # 84-1259577

-----------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  ( )
                                                  (b) ( )

------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     WC

------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

------------------------------------------------------------------------
                                       (7)  SOLE VOTING POWER
    NUMBER OF                                    1,198.5
       SHARES                          ---------------------------------
    BENEFICIALLY                       (8)  SHARED VOTING POWER
      OWNED BY                                     0
       EACH                            ----------------------------------
     REPORTING                         (9)  SOLE DISPOSITIVE POWER
      PERSON                                     1,198.5
       WITH                            ----------------------------------
                                       (10)  SHARED DISPOSITIVE POWER
                                                    0

------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,198.5

------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                      (  )
------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.41%

------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      PN

------------------------------------------------------------------------



ITEM 1:     SECURITY AND ISSUER

            The Statement relates to the units of limited partnership interest ("Units"), of National Housing Partnership Realty Fund I (the "Issuer") which has its principal executive office at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2:     IDENTITY AND BACKGROUND

            This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership ("Properties"). Properties is managed by AIMCO-GP Inc., a Delaware corporation, its sole general partner. AIMCO-GP Inc. is a subsidiary of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). The executive office of both Properties and AIMCO is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The principal business of Properties is to own and operate multi-family residential properties. The principal business of AIMCO-GP, Inc. is to act as the sole general partner of Properties. Certain information concerning the directors and executive officers of AIMCO-GP, Inc., which persons, as executive officers of its general partner, may be deemed to control the management of Properties, is set forth in Appendix A hereto.

            (a-c) Not applicable.

            (d) and (e) To the best knowledge of Properties, none of the persons listed in Appendix A hereto have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Not applicable.

ITEM 3:     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The aggregate amount of funds used in acquiring the Units reported herein was approximately $5,992.50. All funds used in acquiring the Units were obtained from the working capital of Properties.

ITEM 4:     PURPOSE OF TRANSACTION

            On March 20, 1998, Properties commenced a tender of for up to 564 Units or 4.9% of the Units at a purchase price of $5.00 per Unit (the "Tender Offer"). On April 17, 1998 the Tender Offer expired. Holders of 1,198.5 Units, representing approximately 10.41% of the outstanding Units, tendered in the Tender Offer. Properties contacted the tendering persons and indicated Properties' willingness to purchase all Units tendered. On May 8, 1998, Properties purchased 564 Units pursuant to the Tender Offer and an additional 634.5 Units in private purchases.

            Properties currently anticipates conducting additional tender offers for Units at prices which may be greater than or less than the price offered in the Tender Offer. In addition, Properties or an affiliate of Properties may seek to purchase the assets of the Issuer.

            Except as set forth above, Properties does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

ITEM 5:     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date hereof, based on the Issuer's latest Form 10-K, there are approximately 11,509 Units outstanding and thus the 1,198.5 Units owned by Properties represent approximately 10.41% of the Units outstanding.

            (b) Properties, at the direction of its sole general partner, AIMCO-GP Inc., has sole power to vote or to direct the vote of the Units owned by it and the sole power to dispose or to direct the disposition of the Units owned by it.

            (c) During the last sixty days, Properties made the following purchases of Units:

            Date           Number of Units            Price Per Unit

            May 8, 1998    564 (Tender Offer)            $5.00
            May 8, 1998    634.5 (private purchases)     $5.00

            (d) and (e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The General Partner of the Issuer is The National Housing Partnership, which through various affiliations is controlled by AIMCO, the ultimate parent and controlling person of Properties.

ITEM 7:     MATERIAL TO BE FILED AS EXHIBITS

            None.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1998                       AIMCO PROPERTIES, L.P.

                                          By:  AIMCO-GP, Inc.
                                          Its: General Partner

                                          By:  /s/ Peter K. Kompaniez
                                               __________________________
                                          Name:  Peter K. Kompaniez
                                          Title: Executive Vice President



                                                                 APPENDIX  A

         DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO AND AIMCO-GP, INC.

            1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. The names and positions of the executive officers and directors of AIMCO are set forth below. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

NAME                          POSITION

Terry Considine               Chairman of the Board of Directors and Chief
                                Financial Officer
Peter K. Kompaniez            Vice Chairman, President and Director
Joel Bonder                   Executive Vice President, General Counsel and
                                Secretary
Robert Ty Howard              Executive Vice President - Ancillary Services
Steven D. Ira                 Executive Vice President - START
Thomas W. Toomey              Executive Vice President - Finance and
                                Administration
David L. Williams             Executive Vice President - Property Operations
Troy D. Butts                 Senior Vice President and Chief Financial
                                Officer
Richard S. Ellwood            Independent Director; Chairman, Audit Committee
J. Landis Martin              Independent Director; Chairman, Compensation
                                Committee
Thomas L. Rhodes              Independent Director
John D. Smith                 Independent Director


            2. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP, INC. The sole general partner of AIMCO Properties, L.P. is AIMCO-GP, Inc. The names and positions of the executive officers and directors of the AIMCO-GP, Inc. are set forth below. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

NAME                          POSITION

Terry Considine               Chairman of the Board of Directors, President
                                and Chief Executive Officer
Peter K. Kompaniez            Executive Vice President and Director
Thomas W. Toomey              Vice President
Harry G. Alcock               Vice President
John Alioto                   Vice President of California Property Management
                                Operations
Joel Bonder                   Secretary
Troy D. Butts                 Chief Financial Officer
Patricia K. Heath             Assistant Secretary

            3. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more.

NAME                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

Terry Considine         Mr. Considine has been Chairman of the Board of
                        Directors of AIMCO since July 1994. From July 1994 to July 1997, Mr. Considine also served as President of AIMCO. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset
                        Management, L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1,
                        1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial
                        Asset Investors, Inc., two other public real estate investment trusts, and appointed a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr.
                        Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar.
                        He served as a Colorado State Senator from 1987-1992 and in 1992 was the Republican nominee for election to the United States Senate from Colorado.

Peter K. Kompaniez      Mr. Kompaniez has been President of AIMCO since
                        July 1997, and Vice Chairman and a Director of
                        AIMCO since July 1994. Since September 1993 Mr.
                        Kompaniez has owned 75% of PDI Realty Enterprises,
                        Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United
                        States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the Company) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                        Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt
                        Hall).

Joel Bonder             Mr. Bonder was appointed Executive Vice President
                        and General Counsel of AIMCO effective December
                        1997. Prior to joining AIMCO, Mr. Bonder served as
                        Senior Vice President and General Counsel of NHP
                        Incorporated from April 1994 until December 1997.
                        Mr. Bonder served as Vice President and Deputy
                        General Counsel of NHP Incorporated from June 1991 to March 1994 and as Associate General Counsel of
                        NHP Incorporated from 1986 to 1991. From 1983 to
                        1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr.
                        Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington
                        University School of Law.

Robert Ty Howard        Mr. Howard was appointed Executive Vice
                        President-Ancillary Services in February 1998.
                        Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation,
                        Reading Company and Decurion Corporation. Mr.
                        Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from
                        Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate School of Business.

Steven D. Ira           Mr. Ira has served as Executive Vice President of
                        AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                        Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property
                        Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment
                        Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                        Estate Management (IREM) and he is a member of the Boards of Directors of the National Multi-Housing
                        Council, the National Apartment Association and the
                        Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

Thomas W. Toomey        Mr. Toomey has served as Senior Vice President -
                        Finance and Administration of AIMCO since January
                        1996 and was promoted to Executive Vice President
                        Finance and Administration in March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                        Administrative Services of Lincoln Property
                        Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen
                        & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr.
                        Toomey received a B.S. in Business
                        Administration/Finance from Oregon State University and is a Certified Public Accountant.

David L. Williams       Mr. Williams has been Executive Vice President -
                        Property Operations of AIMCO since January 1997.
                        Prior to joining AIMCO, Mr. Williams was Senior
                        Vice President of Operations at Evans Withycombe
                        Residential, Inc. from January 1996 to January
                        1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from October
                        1989 to December 1995. He has served on National
                        Multi-Housing Council Boards and NAREIT committees.
                        Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter
                        Corporation from 1983 to 1989. Mr. Williams has been involved in the management, development and acquisition of real estate properties since 1973.
                        Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Troy D. Butts           Mr. Butts has served as Senior Vice President and
                        Chief Financial Officer of AIMCO since November
                        1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real
                        Estate Services Group for Arthur Andersen LLP in
                        Dallas, Texas. Mr. Butts was employed by Arthur
                        Andersen, LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public
                        Accountant.

Richard S. Ellwood      Mr. Ellwood was appointed a Director of AIMCO in
                        July 1994 and is currently Chairman of the Audit
                        Committee. Mr. Ellwood is the founder and President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S.
                        Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                        Managing Director at Warburg Paribas Becker from
                        1978 to 1984; general partner and then Senior Vice
                        President and a Director at White, Weld & Co. from
                        1968 to 1978; and in various capacities at J.P.
                        Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a Director of Corporate Realty
                        Income Trust and FelCor Suite Hotels, Inc. He is a registered investment advisor.

J. Landis Martin        Mr. Martin was appointed a Director of AIMCO in
                        July 1994 and is currently Chairman of the Compensation Committee. Mr. Martin has served as
                        President, Chief Executive Officer and a Director of NL Industries, Inc., a manufacturer of specialty chemicals, since 1987. Since 1988, he has served as the President and Chief Executive Officer of
                        Tremont Corporation, an integrated producer of titanium metals. Mr. Martin has also served as a Director and the Chairman of the Board of Directors of Tremont Corporation since August 1990. From
                        December 1988 until January 1994, he served as Chairman of the Board of Directors of Baroid
                        Corporation, an oilfield services company. In
                        January 1994, Baroid Corporation became a wholly owned subsidiary of Dresser Industries, Inc. and Mr. Martin currently serves as a Director of Dresser Industries, Inc. Mr. Martin also serves as
                        President and Chief Executive Officer of Titanium
                        Metals Corporation, an integrated producer of titanium.

Thomas L. Rhodes        Mr. Rhodes was appointed a Director of AIMCO in
                        July 1994. Mr. Rhodes has served as the President and a director of National Review since 1992. From
                        1976 to 1992, Mr. Rhodes served in various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986. Mr. Rhodes also served as a Director of Underwriters Reinsurance Corporation from 1987 to 1993 and was a member of the Advisory
                        Board of TransTerra Co. during 1993. He currently serves as Co-Chairman and director of Financial
                        Assets Management, LLC and its subsidiaries, and as a director of Delphi Financial Group, Inc. and its subsidiaries, The Lynde and Harry Bradley
                        Foundation, and the Reserve Special Portfolio
                        Trusts. Mr. Rhodes is Chairman of the Empire
                        Foundation for Policy Research, a Trustee of the Heritage Foundation, a Trustee of the Manhattan
                        Institute, a Board Member of the National Center for Neighborhood Enterprise and a Member of the Council on Foreign Relations.

John D. Smith           Mr. Smith was appointed a Director of AIMCO in
                        November 1994. Mr. Smith is Principal and President of John D. Smith Developments. Mr. Smith has been a shopping center developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former
                        President of the International Council of Shopping
                        Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr.
                        Smith served as a Director for Pan-American
                        Properties, Inc. (National Coal Board of Great
                        Britain) formerly known as Continental Illinois
                        Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                        Society, Tokyo, Japan.